SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69014Q 101

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69014Q 101	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,318,940
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,318,940
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) CO

* Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,318,940
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,318,940
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 742,061
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 742,061
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 324,652
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 324,652
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,252,227
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,252,227
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 7 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,698*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,698*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) OO

* Deer Management Co. LLC (“Deer Management”) is the management company affiliate of the Funds (as defined below). An employee of Deer Management, who previously served as the representative of the Funds on the Issuer’s board of directors, was granted, as director compensation, options to purchase the shares noted above. Such employee is contractually obligated to assign to Deer Management any compensation received for his service as a director. See Item 5(c) for further information.

** Calculated based upon 23,787,221 shares of the Issuer’s common stock outstanding on September 30, 2014, excluding unvested Founders’ stock, as reported in the Issuer’s Form S-3, filed on November 10, 2014.

CUSIP No. 69014Q 101	13D	Page 8 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of OvaScience, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D initially filed on February 8, 2013 and as amended on March 21, 2013 and May 2, 2013 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	IDENTITY AND BACKGROUND.

No change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

On December 23, 2014, Stephen Kraus, an employee of Deer Management, resigned as a director of the Issuer. The Reporting Persons no longer have any representative serving on the Issuer’s board of directors.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

As of December 23, 2014, Bessemer VII, Bessemer VII Institutional and BVP VII had sole voting and dispositive power with respect to 742,061, 324,652 and 1,252,227 Shares, respectively.

As of December 23, 2014, Deer Ltd., through its control of Deer VII, had sole voting and dispositive power with respect to all 2,318,940 Shares beneficially owned by the Funds.

As of December 23, 2014, Deer VII, through its control of the Funds, had sole voting and dispositive power with respect to all 2,318,940 Shares beneficially owned by the Funds.

As of December 23, 2014, Deer Management had sole voting and dispositive power with respect to the 7,698 Shares that it beneficially owns.

CUSIP No. 69014Q 101	13D	Page 9 of 11 Pages

(c) On June 7, 2013, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 4,448 Shares of common stock at $14.00 per Share (the “2013 Option). This option was subject to vesting in twelve equal monthly installments at the end of each successive month following June 7, 2013. On June 13, 2014, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 6,500 Shares of common stock at $8.43 per Share (the “2014 Option”). This option is subject to vesting in twelve equal monthly installments at the end of each successive month following June 13, 2014. Pursuant to the terms of each of the 2013 Option agreement and the 2014 Option agreement, when Mr. Kraus resigns from the board, his then vested options are exercisable within three months of his resignation date. As of December 23, 2014 (Mr. Kraus’s resignation date), the 2013 Option had fully vested and 3,250 of the 2014 Options had vested. Mr. Kraus is contractually obligated to assign to Deer Management any compensation received for service as a director. As a result, Deer Management has the right to acquire a total of 7,698 shares of common stock within three months of December 23, 2014.

(d) Except as set forth in this Amendment No. 3 to Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 3 to Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Any cash or equity compensation received by Mr. Kraus for prior service as a director of the Issuer (including any securities issued to Mr. Kraus and proceeds from the sale of any such securities) will be transferred to Deer Management pursuant to a contractual obligation of Mr. Kraus to assign any compensation received for service as a director. Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No change.

CUSIP No. 69014Q 101	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 24, 2014

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 69014Q 101	13D	Page 11 of 11 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member